Exhibit 99.1

Leju Reports Fourth Quarter and Full Year 2016 Results and Announces Board and Management Changes

BEIJING, March 13, 2017 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the fiscal quarter and full year ended December 31, 2016.

Fourth Quarter 2016 Financial Highlights

•                      Total revenues decreased by 39% year-on-year to $104.9 million

•                      Revenues from e-commerce services decreased by 45% year-on-year to $70.9 million

•                      Revenues from online advertising services decreased by 24% year-on-year to $28.2 million

•                      Revenues from listing services decreased by 11% year-on-year to $5.8 million

•                      Non-GAAP1 loss from operations was $33.7 million

•                      Non-GAAP net loss attributable to Leju shareholders was $22.9 million, or $0.17 loss per diluted American depositary share (“ADS”)

Full Year 2016 Financial Highlights

•                      Total revenues decreased by 3% year-on-year to $559.5 million

•                      Revenues from e-commerce services was $419.0 million

•                      Revenues from online advertising services decreased by 12% year-on-year to $118.0 million

•                      Revenues from listing services increased by 7% year-on-year to $22.5 million

•                      Non-GAAP income from operations was $9.0 million

•                      Non-GAAP net income attributable to Leju shareholders was $10.1 million, or $0.07 per diluted ADS

“We faced an extremely challenging operating environment during the fourth quarter,” said Mr. Geoffrey He, Leju’s Chief Executive Officer. “The tightening measures put in place by various local governments at the beginning of October were strictly enforced throughout the fourth quarter and led to sharply reduced transaction volume and demand for marketing activities from developers across all major cities, which had a significant and negative impact on our revenues.”

“To adapt to the changing market, we accelerated our product innovation, expanded customer service, and enhanced our efforts to consolidate our market leadership position,” continued Mr. He, “In December, we launched our proprietary big-data based suite of advertising products in cooperation with Tencent, Weibo and Focus Media to provide cross-platform and more accurately targeted advertising for developers. We improved and integrated our membership, e-commerce and marketing platforms to provide more streamlined services for homebuyers. During 2016, we also invested in raising Leju’s brand awareness and worked with multiple partners to support our efforts in mobile marketing. Despite the current policy headwinds the industry is facing, we remain confident about the long term supply and demand fundamentals of the industry and believe that Leju will be able to capitalize on our investments today to generate growth once the market normalizes.”

1  Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Fourth Quarter 2016 Results

Total revenues were $104.9 million, a decrease of 39% from $173.4 million for the same quarter of 2015 due to a decrease in revenue from e-commerce services, online advertising services and listing services as a result of reduced transaction volume and advertising demand caused by aggressive tightening measures placed in the fourth quarter by local governments in more than 20 cities.

Revenues from e-commerce services were $70.9 million, a decrease of 45% from $129.7 million for the same quarter of 2015, primarily due to a decrease in both the number and the average price per discount coupon redeemed.

Revenues from online advertising services were $28.2 million, a decrease of 24% from $37.1 million for the same quarter of 2015, primarily due to a decrease in advertising demand from property developers.

Revenues from listing services were $5.8 million, a decrease of 11% from $6.6 million for the same quarter of 2015, primarily due to a decrease in secondary home sales in the fourth quarter of 2016.

Cost of revenues was $14.0 million, a decrease of 3% from $14.5 million for the same quarter of 2015, primarily due to decreased amortization of intangible assets consisting of exclusive rights that expired in December 2015, partially offset by increased cost of advertising resources purchased from SINA.

Selling, general and administrative expenses were $131.4 million, a decrease of 9% from $144.2 million for the same quarter of 2015, primarily due to decreased marketing expenses related to the Company’s e-commerce business.

Loss from operations was $38.2 million, compared to income from operations of $15.4 million for the same quarter of 2015. Non-GAAP loss from operations was $33.7 million, compared to non-GAAP income from operations of $21.5 million for the same quarter of 2015.

Net loss was $26.4 million, compared to net income of $12.8 million for the same quarter of 2015. Non-GAAP net loss was $23.8 million, compared to non-GAAP net income of $18.2 million for the same quarter of 2015.

Net loss attributable to Leju shareholders was $25.5 million, or $0.19 loss per diluted ADS, compared to net income attributable to Leju shareholders of $12.8 million, or $0.09 per diluted ADS, for the same quarter of 2015. Non-GAAP net loss attributable to Leju shareholders was $22.9 million, or $0.17 loss per diluted ADS, compared to non-GAAP net income attributable to Leju shareholders of $18.1 million, or $0.13 per diluted ADS, for the same quarter of 2015.

Full Year 2016 Results

Total revenues were $559.5 million, a decrease of 3% from $575.8 million for 2015, mainly due to devaluation of the RMB. Total revenues demonstrated in RMB were RMB3,753.2 million, an increase of 3% from RMB3,628.0 million for 2015.

Revenues from e-commerce services were $419.0 million, relatively flat compared to $420.6 million for 2015. Revenues from e-commerce services demonstrated in RMB were RMB2,810.8 million, an increase of 6% from RMB2,649.8 million for 2015, primarily due to an increase in the average price per discount coupon redeemed, partially offset by a decrease in the number of discount coupons redeemed.

Revenues from online advertising services were $118.0 million, a decrease of 12% from $134.2 million for 2015, primarily due to a decrease in property developers’ online advertising demand.

Revenues from listing services were $22.5 million, an increase of 7% from $21.0 million for 2015, primarily due to growth in secondary home sales in the first three quarters of 2016, partially offset by a decrease in secondary home sales in the fourth quarter of 2016.

Cost of revenues was $57.5 million, a decrease of 5% from $60.3 million for 2015, primarily due to decreased amortization of intangible assets consisting of exclusive rights that expired in December 2015, partially offset by increased cost of advertising resources purchased from SINA.

Selling, general and administrative expenses were $521.8 million, an increase of 10% from $475.4 million for 2015, primarily due to increased marketing expenses related to the growth of the Company’s e-commerce business as a result of its efforts to maintain its market share in the increasingly competitive market as well as increased marketing expenses related to the promotion of the Company’s listing business and home furnishing business.

Loss from operations was $15.2 million, compared to income from operations of $43.6 million for 2015. Non-GAAP income from operations was $9.0 million, a decrease of 87% from $68.9 million for 2015.

Net loss was $11.6 million, compared to net income of $34.8 million for 2015. Non-GAAP net income was $8.4 million, a decrease of 85% from $56.9 million for 2015.

Net loss attributable to Leju shareholders was $9.8 million, or $0.07 loss per diluted ADS, compared to net income attributable to Leju shareholders of $35.3 million, or $0.26 per diluted ADS, for 2015. Non-GAAP net income attributable to Leju shareholders was $10.1 million, or $0.07 per diluted ADS, a decrease of 82% from $57.4 million, or $0.42 per diluted ADS, for 2015.

Cash Flow

As of December 31, 2016, the Company’s cash and cash equivalents balance was $274.3 million.

Fourth quarter 2016 net cash used in operating activities was $36.6 million, mainly attributable to non-GAAP net loss of $23.8 million, a decrease of $13.0 million in other tax payable, a decrease of $8.8 million in other current liabilities and accrued expenses, and an increase of $15.4 million in net deferred tax assets and liabilities, partially offset by a decrease of $22.5 million in accounts receivable.

Business Outlook

The Company estimates that its total revenues for the first quarter of 2017 will be approximately $59 million to $64 million, which would represent a decrease of approximately 48% to 43% from $113.0 million in the same period in 2016. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Board and Management Changes

The Company also announced several board and management changes.  Mr. Hongchao Zhu, a managing partner of Shanghai United Law Firm, has been appointed to be an independent director of Leju’s board of directors and Mr. Li-Lan Cheng, Chief Operating Officer of E-House (China) Holdings Limited, Leju’s largest shareholder, has resigned from Leju’s board.  “Mr. Zhu is a highly respected attorney in the legal field and has over 30 years of experience practicing corporate law in China,” commented Mr. Xin Zhou, co-chairman of the board.  “We are delighted to have Mr. Zhu join the board and, with this addition, improve the Company’s corporate governance with a majority of independent directors on the board.”

The Company also announced that Mr. Keyi Chen, Co-President of the Company, has been appointed as Chief Operating Officer of the Company while Mr. Weijie Ma, Co-President of the Company, has resigned from the position due to his new responsibilities at E-House. “Mr. Chen has been an integral part of the Company’s growth in the past few years overseeing operations of the new homes business,” said Mr. Geoffrey He, Leju’s Chief Executive Officer.  “We are pleased that Mr. Chen has agreed to take on the expanded responsibilities in this new role and I expect to work closely with Mr. Chen to further our growth across all business lines.”

Conference Call Information

Leju’s management will host an earnings conference call on March 13, 2017 at 7 a.m. U.S. Eastern Time (7 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-855-298-3404
Hong Kong:	+852-5808-3202
Mainland China:	+400-120-0539

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until March 20, 2017:

U.S./International:	+1-866-846-0868
Hong Kong:	+ 800-966-697
Mainland China:	+ 400-184-2240
Passcode:	2222711

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 370 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA, and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with its major shareholders including E-House, SINA and Tencent; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Annie Huang

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	December 31,
	2015	2016
ASSETS
Current assets
Cash and cash equivalents	260,296	274,338
Accounts receivable, net	113,991	71,390
Marketable securities	—	2,181
Prepaid expenses and other current assets	20,881	12,756
Customer deposits	58,833	39,702
Amounts due from related parties	9	6,019
Total current assets	454,010	406,386
Property and equipment, net	6,801	7,923
Intangible assets, net	90,737	78,374
Investment in affiliates	669	409
Goodwill	39,807	39,018
Deferred tax assets	32,770	41,698
Other non-current assets	2,044	2,059
Total assets	626,838	575,867

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	327	1,574
Accrued payroll and welfare expenses	45,692	41,728
Income tax payable	66,815	66,148
Other tax payable	31,930	16,678
Amounts due to related parties	10,214	1,581
Advance from customers and deferred revenue	5,703	5,058
Accrued marketing and advertising expenses	3,915	9,355
Consideration payable of acquiring non-controlling interest	7,339	—
Other current liabilities	7,672	8,516
Total current liabilities	179,607	150,638
Deferred tax liabilities	22,998	18,869
Total liabilities	202,605	169,507
Equity
Ordinary shares ($0.001 par value): 500,000,000 shares authorized, 134,930,870 and 135,503,958 shares issued and outstanding, as of December 31, 2015 and December 31, 2016, respectively	135	136
Additional paid-in capital	773,766	785,019
Accumulated deficit	(343,658)	(354,365)
Subscription receivables	(9)	—
Accumulated other comprehensive income	(5,522)	(22,321)
Total Leju equity	424,712	408,469
Non-controlling interests	(479)	(2,109)
Total equity	424,233	406,360
TOTAL LIABILITIES AND EQUITY	626,838	575,867

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2016	2015	2016

Revenues
E-commerce	129,701	70,872	420,552	419,024
Online advertising services	37,072	28,180	134,229	117,949
Listing services	6,588	5,846	21,023	22,538
Total revenues	173,361	104,898	575,804	559,511
Cost of revenues	(14,483)	(14,027)	(60,314)	(57,492)
Selling, general and administrative expenses	(144,198)	(131,418)	(475,445)	(521,797)
Other operating income	675	2,313	3,568	4,587
Income (loss) from operations	15,355	(38,234)	43,613	(15,191)
Investment income (loss)	272	3	272	(186)
Interest income	263	388	1,166	1,313
Other income, net	42	57	290	620
Income (loss) before taxes and equity in affiliates	15,932	(37,786)	45,341	(13,444)
Income tax benefit (expense)	(3,120)	11,410	(10,307)	2,068
Income (loss) before equity in affiliates	12,812	(26,376)	35,034	(11,376)
Income (loss) from equity in affiliates	2	(9)	(228)	(225)
Net income (loss)	12,814	(26,385)	34,806	(11,601)
Less: net income (loss) attributable to non-controlling interests	50	(933)	(524)	(1,812)
Net income (loss) attributable to Leju shareholders	12,764	(25,452)	35,330	(9,789)

Earnings (loss) per share:
Basic	0.09	(0.19)	0.26	(0.07)
Diluted	0.09	(0.19)	0.26	(0.07)
Shares used in computation:
Basic	134,769,504	135,367,001	134,528,971	135,220,210
Diluted	135,702,573	135,367,001	136,223,974	135,220,210

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.9370 on December 31, 2016 and USD1 = RMB6.7079 for the year ended December 31, 2016

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2016	2015	2016

Net income (loss)	12,814	(26,385)	34,806	(11,601)
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment	(5,115)	(11,234)	(10,586)	(16,761)

Comprehensive income (loss)	7,699	(37,619)	24,220	(28,362)

Less: Comprehensive income (loss) attributable to non-controlling interest	33	(896)	(559)	(1,771)

Comprehensive income (loss) attributable to Leju shareholders	7,666	(36,723)	24,779	(26,591)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2016	2015	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income (loss) from operations	15,355	(38,234)	43,613	(15,191)
Share-based compensation expense	3,012	1,483	12,585	11,910
Amortization of intangible assets resulting from business acquisitions	3,157	3,079	12,653	12,329
Non-GAAP income (loss) from operations	21,524	(33,672)	68,851	9,048

GAAP net income (loss)	12,814	(26,385)	34,806	(11,601)
Share-based compensation expense (net of tax)	3,012	1,483	12,585	11,910
Amortization of intangible assets resulting from business acquisitions (net of tax)	2,368	1,120	9,490	8,057
Non-GAAP net income (loss)	18,194	(23,782)	56,881 .	8,366

Net income (loss) attributable to Leju Shareholder	12,764	(25,452)	35,330	(9,789)
Share-based compensation expense (net of tax and non-controlling interests)	3,003	1,475	12,576	11,877
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,368	1,120	9,490	8,057
Non-GAAP net income (loss) attributable to Leju shareholders	18,135	(22,857)	57,396	10,145

GAAP net income (loss) per ADS — basic	0.09	(0.19)	0.26	(0.07)

GAAP net income (loss) per ADS — diluted	0.09	(0.19)	0.26	(0.07)

Non-GAAP net income (loss) per ADS — basic	0.13	(0.17)	0.43	0.08

Non-GAAP net income (loss) per ADS — diluted	0.13	(0.17)	0.42	0.07

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	134,769,504	135,367,001	134,528,971	135,220,210

Shares used in calculating diluted GAAP net income (loss) attributable to shareholders per ADS	135,702,573	135,367,001	136,223,974	135,220,210

Shares used in calculating diluted non-GAAP net income (loss) attributable to shareholders per ADS	135,702,573	135,367,001	136,223,974	135,349,212

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2015	2016	2015	2016

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	98,051	59,047	303,946	326,874
Number of discount coupons redeemed (number of transactions)	61,567	37,678	203,394	175,505